File No. 70-8969

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
       ____________________________________________________

               PRE EFFECTIVE AMENDMENT NO. 2 TO THE
                             FORM U-1
                   APPLICATION AND DECLARATION
                            UNDER THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
       ____________________________________________________

                       UNITIL CORPORATION
                       6 Liberty Lane West
                  Hampton, New Hampshire  03482
           (Name of companies filing this statement and
             address of principal executive offices)

                        UNITIL CORPORATION
             (Name of top registered holding company
              parent of each applicant or declarant)

                          Gail A. Siart
                            Treasurer
                        UNITIL CORPORATION
                       6 Liberty Lane West
                  Hampton, New Hampshire  03482
             (Name and address of agent for service)

          The Commission is requested to mail copies of all orders, notices and communications to:

                      William S. Lamb, Esq.
              LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                       125 West 55th Street
                  New York, New York  10019-5389


          Unitil Corporation hereby amends its Application/ Declaration on Form U-1 (File No. 70-8969) for the purpose of amending Item 2 thereto as set forth below. In all other respects, the Application/Declaration as previously filed will remain the same.

Item 6.   FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of Unitil expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are as follows:

          Registration Fees             $   692

          Legal Fees                    $ 5,000

          Printing and engraving        $   500
          of stock certificates

          Misc.                         $ 1,000

          Total                         $ 7,192


                            SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this Pre-Effective Amendment to the Application to be signed on their behalf by the undersigned thereunto duly authorized.

                              Unitil Corporation

                              By:   /s/ Gail A. Siart
                                   Gail A. Siart
                                   Secretary and Treasurer
                                     Unitil Corporation
                                   Vice President and Treasurer
                                     Unitil Resources, Inc.
                                   Senior Vice President
                                     Unitil Service Corp.

Date:  February 7, 1997